Mail Stop 3561

May 27, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Paul E. Harrington
Chief Executive Officer
Easton-Bell Sports, Inc.
7855 Haskell Avenue
Suite 200
Van Nuys, California 91406

> **Re:** **Easton Bell Sports, Inc.**
> **Form 10-K for the year ended January 2, 2010**
> **Filed March 16, 2010**
> **File No. 333-123927**

Dear Mr. Harrington:

We have reviewed your letter dated May 20, 2010, in response to our letter dated May 10, 2010, and have the following additional comment. We think you should revise your future filings in response to this comment. Please respond to confirm that such comment will be complied with. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Polices</u>

1. We note your response to our prior comment number 1 and the proposed disclosures that you intend to provide in future filings. As part of your future disclosures and as previously requested, please also disclose the key assumptions used in your most recent impairment analysis such as revenue and cost growth rates or increases used in your discounted cash flow analysis and discount rates used along with the basis on which the discount rates were determined. Also, to the extent that the revenue and expense growth rates used in your most recent impairment analysis are not consistent with recent actual results, also include disclosure describing your basis or rationale for using different growth rates or assumptions in your impairment analysis. As part of your response please provide us with your revisions to your proposed disclosures. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mark A. Tripp, CFO
       (818) 994-1934